June 28, 2005	O. KIM GOHEEN
Senior Vice-President,
and Chief Financial Officer

VIA FACSIMILE AND COURIER (202) 772-9220	CAMECO CORPORATION

Ms. Jill Davis	Corporate Office
Branch Chief	2121 – 11th Street West
Securities and Exchange Commission	Saskatoon, Saskatchewan
Division of Corporate Finance	Canada S7M 1J3
450 Fifth Street N.W.
Washington, D.C.	Tel: 306.956.6256
20549-0405	Fax: 206.956.6312

www.cameco.com

Dear Ms. Davis:

Cameco Corporation
Form 40-F for the Year Ended December 31, 2004
File Number 001-14228
Supplemental Response dated May 27, 2005

I am writing to provide Cameco’s response to your June 15, 2005 letter. Our response, attached as Schedule A, was prepared in consultation with KPMG LLP, Cameco’s external auditors. The numbering and headings in Schedule A refer to the numbering and headings in your June 15, 2005 letter.

Please contact the undersigned at (306) 956-6256 to discuss any questions you may have regarding the attached response.

Yours truly,

“O. Kim Goheen”

O. Kim Goheen

c:	Yong Choi, Securities and Exchange Commission Gerald W. Grandey, President and Chief Executive Officer, Cameco KPMG LLP

SCHEDULE A

Investment in Bruce Power L.P. (Bruce Power), Page 16.

2.	We note your response to our prior comment 2. We understand that you have assigned the excess purchase price of the acquisition to the Bruce Power lease with no amounts allocated to goodwill. Please explain in greater detail how you determined the fair value of the assets and liabilities acquired. We note your statement regarding the fact that the reasonableness of the allocation was supported using discounted cash flow measures, which indicated expected rates of return in excess of Cameco’s cost of capital. However, it is unclear how this complies with paragraphs 37 (d)(1) and (e) of SFAS 141 for US GAAP. Also explain in greater detail the extent to which you considered the finite term of the lease when forming your conclusion that the excess price on the acquisition was assigned to the lease. Refer also to paragraph 6 of EITF Issue 04-04 for US GAAP.

Response

The purchase price for the 2003 acquisition of a 16.6% interest in the Bruce Power Limited Partnership was $204 million. The purchase price was allocated to assets acquired and liabilities assumed in accordance with SFAS 141, as follows:

Working Capital
Working capital was comprised mainly of cash, receivables, supplies, fuel and trade payables. Due to the short-term nature of these items, their book values were deemed to reflect their fair values.

Financial Liabilities
Financial liabilities are comprised of the capital lease obligation owing by Bruce Power to the Ontario government and a pension obligation. The capital lease was negotiated by Bruce Power in 2001 and economic and interest rate conditions had not changed significantly from the time the lease was signed. Therefore, we concluded that the book value of the lease obligation was a good proxy for its fair value at the time of the acquisition. A valuation of the pension obligation at the date of acquisition was prepared by an independent third party. Accordingly, we recorded the obligation at its fair value based upon this valuation.

Fair Value of Off Balance Sheet Obligations
At the time of acquisition, Bruce Power had signed fixed price power purchase agreements (PPA) which were significantly below market values. These PPA’s were valued based on the forward price curve that existed in the Ontario electricity market at the date of acquisition. Cameco’s share of the deficiency was reflected in its purchase price allocation by recognizing a liability of $69 million relating to the PPA’s.

Cameco also recognized an income tax liability for the first 45 days of 2003 (pre-acquisition) for which Cameco would be responsible for tax on partnership income. This liability was based on a calculation of the partnership’s taxable income prepared by Bruce Power at the date of acquisition.

Finite-Lived Intangible Assets
Cameco obtained an option in the 2003 acquisition agreement that would allow it to receive a higher price on fuel sold to Bruce Power in exchange for giving up certain rights it had obtained as a prior partner in the Bruce Power Limited Partnership. This option was valued based on a discounted cash flow analysis of the potential incremental cash flow Cameco could have obtained by exercising this option. Cameco assigned a value of $10 million to this asset. These cash flows were based on third party projections of the long-term price of uranium.

Tangible Assets
Under SFAS 141 (37) (d) (1), plant and equipment is to be valued considering the current replacement cost for similar capacity assets. In the case of our 2003 acquisition, the plant and equipment acquired was comprised mainly of six operating reactors with total electricity generating capacity of approximately 5,000 megawatts. Based on our knowledge of the cost to construct a nuclear reactor, the current replacement cost would have significantly exceeded our purchase price plus the estimated costs to refurbish the two non-operating Bruce A reactors. As a result, following the additional guidance in SFAS 141 (37) (d) (1), we determined the benefit to Cameco of the expected future use of the assets by assessing discounted cash flows expected from the assets. As a result, we assigned a fair value of $365 million to these assets.

The discounted cash flows resulted in a value in excess of the residual purchase price and therefore no goodwill arose on this acquisition. Since no goodwill arises on this transaction, EITF 04-04 is not applicable.

Excess of Fair Value of Acquired Net Assets Over Cost
In accordance with SFAS 141 (44), the fair values of the assets acquired and liabilities assumed exceeded the cost of the acquisition. As a result, the excess was allocated to the tangible plant and equipment referred to in “Tangible Assets” above.

Amortization
The excess purchase price attributable to plant and equipment is being amortized based on the expected output projected from each reactor on a monthly basis, not exceeding the term of the lease. The denominator to calculate monthly amortization expense was termed “reactor months” and the monthly expense is dictated by the number of reactors in operation.

The value assigned to the finite-lived intangible asset is being amortized over the term of the lease.

Revenue Recognition, Page 40

4.	We have reviewed your response to prior comment 6 regarding your gold sales. We note that you sell dore subject to final assay results. Please tell us whether or not there are significant differences between the preliminary assay and the final assay and whether or not this has resulted in significant changes in the amount recorded as revenue. Also, please clarify whether you enter into any provisionally priced contracts along with their significant characteristics such as average price swing and the average term these contracts remain outstanding. Refer to Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights (http://www.aicpa.org/download/belt/2002_09_25 highlights.pdf) for US GAAP.

Response

In respect of differences between the preliminary assay and the final assay results, there have been no significant differences. The average difference between the preliminary and final assay amounted to about 0.3% in 2004. The greatest difference for any single shipment was about 1.0%. The preliminary assay results are highly reliable and no significant adjustments to revenue have been required. We do not enter into any provisionally priced contracts. The selling price for the gold is fixed at the date of delivery.

Accounting Change, Page 55

5.	We note your response to our prior comment 7. Please clarify your disclosure regarding the revision to your financial statements that you have described as an accounting change, which led to a restatement of previously issued interim financial statements, as a correction of an error. In US GAAP the term accounting change is defined in paragraph 6 of APB No. 20 as a change in an accounting principle, an accounting estimate, or the reporting entity. The correction of an error in previously issued financial statements is not deemed to be an accounting change. This revision should be made throughout the document where applicable.

Response

Under Canadian GAAP, Cameco’s decision to move from one basis of accounting for the restructuring transactions to a more appropriate basis can be described as an accounting change, as we have done in our MD&A. Based upon APB No. 20, as noted by the SEC, under US GAAP Cameco’s decision could be considered a correction of an error.

To address the different treatment under Canadian and US GAAP, Cameco proposes two amendments to its 40-F:

1)	A new section would be added called “Supplement to MD&A for US Readers.” This new section would state that the “Accounting Change” described in Cameco’s MD&A, would be described as a “Correction of an Error” under US generally accepted accounting principles.

2)	At the end of the section called “Additional Disclosure Regarding Disclosure Controls and Procedures and Internal Control over Financial Reporting”, a new sentence would be added, indicating that under US generally accepted accounting principles the change to the accounting for the restructuring transactions would be considered a correction of an error.

We believe this is the correct approach to address this difference, as the SEC’s general instruction B(3) to the Form 40-F requires Cameco to file under the cover of the Form 40-F its annual information form, annual audited financial statements and accompanying management discussion and analysis prepared in accordance with Canadian requirements, with Cameco’s audited financial statements containing a reconciliation of material differences between Canadian and US GAAP. Given that Cameco’s MD&A, which has been filed with the Canadian regulatory authorities, complies with Canadian GAAP, it would be inappropriate under the MJDS to require Cameco to amend its MD&A or any of its other Canadian disclosure documents.